SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 10th, May 2006

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Twin Mining Corporation

                                         (Registrant)

Date May 10, 2006

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

 Web-site:www.twinmining.com  E-mail: info@twinmining.com

Press Release

Toronto, May 10, 2006

Twin Mining’s Atlanta Gold Corporation Has Revised Supplemental Plan For Proposed Gold And Silver Mine Accepted By Boise National Forest.

Twin Mining Corporation (“Twin Mining”) (TWG:TSX) is pleased to announce that Boise National Forest Supervisor Dick Smith determined that a “Revised Supplement to the Plan of Operation” (“Revised SPOO”) submitted by the Atlanta Gold Corporation, contained sufficient detail to continue further environmental analysis of the proposed Atlanta Gold mine near Atlanta.

The document outlines how the company seeks to develop a gold and silver mine with an estimated total production of 500,000 ounces of gold (with silver as a by-product) over a 7 – 10 year mine life. The proposed mine site is approximately 2 miles south of the historic mining community of Atlanta, located about 60 miles east of Boise in Elmore County.

Acceptance of the Company’s proposed plan supplements the continuation of an environmental analysis process that began in 2003.  A Draft Environmental Impact Statement (DEIS) is anticipated for public comment late this year.  A Final EIS and Record of Decision could be completed early next year.

The company’s initial proposal for its operations received public and agency comments through public meetings and letters in early 2004.  Atlanta Gold Corporation then performed additional project feasibility analyses that led to this Revised Supplement to the Plan of Operations.

Key areas of change in the new plan resulting in improved project economics include the following:

•

Early placement of personnel camp at confluence of Yuba River on Decker Creek

•

In winter stripping of waste only, ore operations the remainder of the year

•

Stockpiling of supplies for winter operation

“I have completed a review of the supplement and find it acceptable to move forward with the environmental analysis that will be conducted under the National Environmental Policy Act,” said Boise Forest Supervisor Dick Smith.  “Because of the changes reflected in the 2006 Revised SPOO, I invite the public to review the Revised SPOO and provide input on any revision or modification of the key issues.”

In accordance with current laws and regulations, the Forest Service’s role is either to approve Atlanta Gold’s Plan of Operations as submitted, or to require changes to the plan prior to approval to minimize impacts to natural resources and protect public health and safety.  This decision will be made following a thorough environmental analysis, and the completion of an EIS.

“Following public and agency review of the current issues, the next major step is to develop alternatives responding to those issues with a thorough public review and comment process,” said Smith.  “As products, such as data and other information used for the alternative analysis are completed, they will be available on the website as we move toward a draft EIS.”

The project will also be evaluated concurrently under the Idaho Joint Review Process (IJRP).  The IJRP is designed to coordinate state and federal agency review and permitting of proposed mining projects in Idaho.

The Forest will direct the use of a “Third Party” contract with Tetra Tech, Inc. who will be responsible to the Forest Service for preparing an EIS that meets the requirements of the Forest Service NEPA procedures.  Tetra Tech, Inc. is a large environmental and engineering firm with broad experience in preparing NEPA documents for mining and other mineral resource development projects.

The resulting plan yields more than 500,000 of gold and more than 1,000,000 ounces of silver at a rate of 110,000 ounces of gold and 280,000 ounces of silver per year for the first 3 years. The estimated cash cost is in the US$220/oz gold range which combined with present prices of US$680/oz of gold and US$13.90/oz of silver underscores its compelling economics.

Atlanta Gold and Twin Mining are socially and environmentally responsible companies dedicated to acquiring, exploring and developing high quality mineral properties.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

          Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   or  Toll Free: 1 866 857 7522

          Fax: (604) 408.7528  E-mail: anwarbad@hotmail.com